File No. 70-10023

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

             POST-EFFECTIVE AMENDMENT TO APPLICATION/DECLARATION ON
                                 FORM U-1 UNDER
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              C&T Enterprises, Inc.
                            1775 Industrial Boulevard
                               Lewisburg, PA 17837

                   Claverack Rural Electric Cooperative, Inc.
                                   RR 2 Box 17
                                 Wysox, PA 18854

                   Tri-County Rural Electric Cooperative, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

                         Wilderness Area Utilities, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

    (Name of company filing this statement and address of principal executive offices)

                                     (NONE)

 (Name of top registered holding company parent of each applicant or declarant)

                                    See below

                   (Names and addresses of agents for service)

                           William D. DeGrandis, Esq.
                             Jennifer L. Hong, Esq.
                    Paul, Hastings, Janofsky & Walker, L.L.P.
                                   Tenth Floor
                          1299 Pennsylvania Ave., N.W.
                           Washington, D.C. 20004-2400
                                  202-508-9568


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                                TABLE OF CONTENTS

Item 1. DESCRIPTION OF PROPOSED TRANSACTION....................................1

Item 2. FEES, COMMISSIONS AND EXPENSES.........................................1

Item 3. APPLICABLE STATUTORY PROVISIONS........................................2

Item 4. REGULATORY APPROVALS...................................................2

Item 5. PROCEDURE..............................................................2

Item 6. EXHIBITS AND FINANCIAL STATEMENTS......................................3

        A.     EXHIBITS........................................................3
        B.     FINANCIAL STATEMENTS............................................3

Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS................................3


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Item 1. DESCRIPTION OF PROPOSED TRANSACTION
        -----------------------------------

        Now comes C&T Enterprises, Inc. ("C&T"), an exempt public utility company to seek by this post-effective amendment (this "Amendment") to amend the order issued by the Securities and Exchange Commission (the "Commission") in Holding Company Act Release No. 35-27950 (October 31, 2002) (the "Order") to extend the Rule 24 period until June 1, 2004 to file certain information as described in detail in Item 3 below.

        On October 31, 2002, the Commission issued the Order granting an exemption under Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended, to C&T, Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack"), and Wilderness Area Utilities ("Wilderness") in relation to C&T's acquisition of Valley Energy, Inc. ("Valley") (collectively, the "Applicants'). The Order required C&T to file certain information as described in the Order as well as the financial statements for C&T, Claverack, Tri-County and Valley under Rule 24 within 90 days of the close of the Applicants' fiscal year.

        In compliance with the Order, the Applicants filed the requested information and financial statements for the fiscal year 2002 on April 9, 2003. For fiscal year 2003, C&T anticipated filing the information on or before March 31, 2004 in compliance with the Order; however, due to unexpected delays with a valuation that is necessary for the completion of the Claverack financial statement, the Applicants will not be able to meet this deadline for all the required information. Thus, as a result, Applicants are seeking to amend the Order in order to allow additional time until June 1, 2004 for certain of the information to be prepared and filed. The Applicants will use their best efforts to complete and file the information prior to June 1, 2004 but request this additional time so as not to burden the Commission with a second request for extension.

        The Applicants' respectfully request that the Commission issue an order approving the extension on or before March 15, 2004 so that the Applicants can properly allocate their resources regarding the financial statements.



Item 2. FEES, COMMISSIONS AND EXPENSES
        ------------------------------

        No fees, commissions and expenses are expected to be incurred in connection with the Amendment. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of the Applicants or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.


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Item 3. APPLICABLE STATUTORY PROVISIONS
        -------------------------------

        The Order approved C&T's acquisition of Valley subject to the terms and conditions prescribed in Rule 24 under the Act and to the following: C&T will file certificates under Rule 24 within 90 days after the close of the Applicants' fiscal year stating the operating margin for each of C&T, Valley, and Valley's New York operations (before intercompany eliminations) and the percentage contribution of each for the past year, to the total combined operating margin (after intercompany eliminations) of C&T and Valley; the certificate will also include financial statements for C&T, Claverack, Tri-County and Valley.

        As explained briefly above in Item 1, C&T filed the requested information and financial statements for fiscal year 2002 and has complied with the terms and conditions of Rule 24. For fiscal year 2003, C&T anticipated filing the information on or before March 31, 2004 in compliance with the Order; however, due to unexpected delays with a valuation that is necessary for the competition of the Claverack financial statements, the Applicants will not be able to meet this deadline as to the financial statements for Claverack.

        Thus, as a result, Applicants are seeking to amend the Order in order to allow C&T until June 1, 2004 to prepare and file the financial statements for Claverack. C&T will file the operating margin for each of C&T, Valley, and Valley's New York operations (before intercompany eliminations) and the percentage contribution of each for the past year, to the total combined operating margin (after intercompany eliminations) of C&T and Valley and financial statements for C&T, Valley and Tri-County in compliance with the Order on or before March 31, 2004.

        As stated above, the Applicants' respectfully request that the Commission issue an order approving this extension on or before March 15, 2004 so that the Applicants can properly allocate their resources regarding this information and financial statements.


Item 4. REGULATORY APPROVALS
        --------------------

        Other than the Commission, no other state or federal regulatory commission has jurisdiction over the transactions for which authority is sought herein.


Item 5. PROCEDURE
        ---------

        It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of this Amendment. The Division of Investment Management may assist in the preparation of the Commission's decision.


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There should be no waiting period between the issuance of the Commission's Order and the date on which it is to become effective.


Item 6. EXHIBITS AND FINANCIAL STATEMENTS
        ---------------------------------

        A.     EXHIBITS
               --------

        H      Form of Notice


        B.     FINANCIAL STATEMENTS
               --------------------

        Not applicable.


Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS
        ---------------------------------------

        None of the matters that are the subject of this Amendment involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The subject of this Amendment will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to this Amendment.

                                            SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned.

                                       C&T Enterprises, Inc.

                                       /s/ Jennifer L. Hong

                                       William D. DeGrandis, Esq.
                                       Jennifer L. Hong, Esq.
                                       Paul, Hastings, Janofsky & Walker, L.L.P.
                                       Tenth Floor
                                       1299 Pennsylvania Ave., N.W.
                                       Washington, D.C.  20004-2400
                                       202-508-9500

                                    EXHIBIT H

1.      News Digest

        C&T ENTERPRISES, INC. A notice has been issued giving interest persons until __________ __, 2004, to request a hearing on a proposal by C&T Enterprises, Inc. ("C&T"), an exempt holding company under the Public Utility Holding Company Act of 1935, as amended, for C&T to extend the Rule 24 period until June 1, 2004 to file certain financial statements as previously ordered.

2.      Notice

C&T Enterprises, et al. (70-10023)

        C&T Enterprises, Inc. ("C&T"), 1775 Industrial Blvd., Lewisburg, PA 17837; Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), 22 North Main Street, Box 526, Mansfield, PA 16933-0448; Claverack Rural Electric Cooperative, Inc. ("Claverack"), RR 2, Box 17, Wysox, PA 18854; and Wilderness Area Utilities, Inc. ("Wilderness"), P.O. Box 448, 22 North Main Street, Mansfield, PA 16933-0448 (collectively, the "Applicants") have jointly filed this Post-Effective Amendment to the above referenced Application-Declaration pursuant to Rule 24 of the Act, seeking authority to extend the Rule 24 period until June 1, 2004 to complete and file certain financial statements as previously ordered.

        By post-effective amendment (this "Amendment") to amend the order issued by the Securities and Exchange Commission (the "Commission") in Holding Company Act Release No. 35-27590 (October 31, 2003) (the "Order") to extend the Rule 24 period to June 1, 2004 to file certain financial statements. The extension sought in this Amendment are necessary in order to provide the Commission with complete and accurate information. Applicants request that the Commission issue an order not later than March 15, 2004.

        The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _______________, 2004, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.